Exhibit 99.47

ACCIONA REITERATES ITS COMMITMENT TO ENDESA’S FUTURE

In view of the statements by Mr. Manuel Conthe, President of Spain's National Securities Market Commission, before the Spanish Parliament's Economy Committee, ACCIONA wishes to emphasise, firstly, that it does not share his views, and it reaffirms, once again, that all of its actions were legal, that they are supported by the most authoritative legal opinion in Spain and other countries, and that they have been ratified by the Board of the National Securities Market Commission, the honesty and good faith of whose members, in the words of Mr. Conthe, are above any doubt and are based on "lengthy documented legal reasoning".

In any event, Mr. Conthe's legal opinions do not detract in any way from the legality of ACCIONA's actions nor do they alter the reality with regard to the objective interpretation of current legislation.

Secondly, ACCIONA's decisions were adopted solely and purely in its shareholders' interests and with a view to long-term value creation for the company. Moreover, its actions have benefited Endesa's shareholders notably in the form of a substantial increase in the price offered to them for their shares.

Finally, ACCIONA reiterates, once again, its commitment to leading a sound long-term Spanish project for Endesa, both nationwide and internationally, reaffirming and consolidating its strategic position in the world energy market.